UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Michael Fehle (646) 452-2333 / 2336 mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

July 2006 up 4.9% Year over Year

Mexico City, August 8, 2006, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of July 2006 increased by 4.9% when compared to July 2005.

All figures in this announcement reflect comparisons between the 31-day period, July 1 through July 31 2005 and 2006. Transit and general aviation passengers are excluded.

Domestic
Airport	July 2005	July 2006	% Change
Cancún	245,408	284,503	15.9
Cozumel	5,855	5,534	(5.5)
Huatulco	29,460	34,306	16.4
Merida	79,730	75,885	(4.8)
Minatitlán	12,630	12,840	1.7
Oaxaca	43,143	36,838	(14.6)
Tapachula	14,594	15,330	5.0
Veracruz	42,237	55,495	31.4
Villahermosa	58,373	58,112	(0.4)
Total Domestic	531,430	578,843	8.9

International
Airport	July 2005	July 2006	% Change
Cancún	713,597	728,567	2.1
Cozumel	43,472	42,202	(2.9)
Huatulco	1,698	4,248	150.2
Merida	13,742	14,737	7.2
Minatitlan	341	376	10.3
Oaxaca	7,644	8,392	9.8
Tapachula	466	382	(18.0)
Veracruz	8,125	7,119	(12.4)
Villahermosa	5,018	5,539	10.4
Total International	794,103	811,562	2.2

Total
Airport	July 2005	July 2006	% Change
Cancun	959,005	1,013,070	5.6
Cozumel	49,327	47,736	(3.2)
Huatulco	31,158	38,554	23.7
Merida	93,472	90,622	(3.0)
Minatitlan	12,971	13,216	1.9
Oaxaca	50,787	45,230	(10.9)
Tapachula	15,060	15,712	4.3
Veracruz	50,362	62,614	24.3
Villahermosa	63,391	63,651	0.4
ASUR Total	1,325,533	1,390,405	4.9

Year-over-year comparisons benefited from lower passenger traffic in July 2005, which was partly the result of the impact of Hurricane Emily. The Hurricane caused the closure of Cancun, Cozumel, and Merida airports on safety grounds, and resulted in the cancellation of a total of 184 inbound and outbound flights.

Passenger traffic continues to be adversely affected by the impact of Hurricane Wilma which hit the Yucatan Peninsula in October 2005.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: August 08, 2006